Exhibit 99.114

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Registration Statement on Form 40-F of Elemental Altus Royalties Corp. (the Company) of our report dated April 16, 2025 relating to the consolidated financial statements as at and for the years ended December 31, 2024 and 2023, which appears in Exhibit 99.57 to this Registration Statement on Form 40-F.

We also consent to the incorporation by reference in this Registration Statement on Form 40-F of the Company of our report dated April 16, 2024 relating to the consolidated financial statements as at and for the years ended December 31, 2023 and 2022, which appears in Exhibit 99.6 to this Registration Statement on Form 40-F.

We also consent to the references to us under the heading “Interest of Experts”, in the Annual Information Form dated April 29, 2024 which appears in Exhibit 99.11 and the Annual Information Form dated August 18, 2025, which appears in Exhibit 99.83, to this Registration Statement on Form 40-F.

/s/ PricewaterhouseCooper LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario, Canada

October 8, 2025